SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Register 1431 - 1

SUMMARY OF THE MINUTES OF THE 111th MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: December 13, 2005 – at 2 pm 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi – Executive Secretary. 4. DELIBERATIONS:

I. approved, by the majority, with adverse opinion from the member Maria Aparecida Rodrigues Plaça and the abstention of the member Nelson Fontes Siffert Filho, due to the expiration of his term of office on January 07, 2006, the reelection of all members of the Executive Board, for term of office from January 08th ,2006 to December 31st ,2008, which are: Chief Executive Officer - Rubens Ghilardi; Chief Distribution Officer - Ronald Thadeu Ravedutti; Chief Business Management Officer - Luiz Antonio Rossafa; CFO and Investor Relations Officer - Paulo Roberto Trompczynski; Chief Generation and Transmission & Telecomunication Officer, Telecommunication Officer - José Ivan Morozowski; and Chief Legal Officer - Assis Corrêa;

II. approved, by unanimous vote, the Executive Board’s Proposal to change the Company’s Bylaws, which pursues transferring the responsibilities over Copel’s partnerships on other third parties: from Business Management Office to the Finance Office and Investor Relations Office, consequently leading it to the Shareholders’ General Meeting;

III. authorized, by unanimous vote, the Extraordinary General Meeting summoning, with date to be defined, aiming to analyze the Executive Board’s Proposal to change the Company’s Bylaws and the contingent destitution of Board of Directors Member by the Shareholders’ evaluation.

IV. certified, by unanimous vote, with the abstention of the members Nelson Fontes Siffert Filho and Maria Aparecida Rodrigues Plaça, the Executive Board indicated Mr. Aldino Beal to hold the position of Escoeletric Ltda - Superintendent Officer.

V. approved, by unanimous vote, with the abstention of the member Nelson Fontes Siffert Filho, that the Executive Board nominee, Mr. Robson Luiz Rossetin, replaces Mrs. Denise Campanholo Busetti Sabbag, as President in the Board of Directors of Companhia Paranaense de Gás – COMPAGÁS; and by the majority, and with adverse opinion of the member Maria Aparecida Rodrigues Plaça and abstention of the member Nelson Fontes Siffert Filho, that Mr. Elzio Batista Machado replaces Mr. Claher Ganzert, as member of the same Committee;

VI. approved, by unanimous vote, the Company’s budget for the fiscal year of 2006, and the forecast of generation of positive calculation basis for the tax credit exercise;

VII. approved, by unanimous vote, the calendar of events for the fiscal year of 2006;

VIII. removed from the agenda, to be analyzed in the next meeting, the Internal Regulation of the Board of Directors;

IX. informed to the Joint Committee that there was no irregularity in the dismissal analyzed by CAD on the 71st Extraordinary Meeting;

X. informed to the Joint Committee the receiving of the official letter CVM/SEP/GEA-3/# 581/05, that decides the forward complaint to that autarchy by the member Maria Aparecida Rodrigues Plaça, containing this conclusion: “(...) We concluded that there is not proved ceased activity as member of Copel’s Board of Directors, or any irregularity committed by the Administers or Controller Shareholders of this open capital Company, concerning the forward inquiries for the knowing of this autarchy made by the member Maria Aparecida Rodrigues Praça” , previously conducted to the Board of Directors members;

XI. granted, by the Board of Directors, the recommendations for the member Maria Aparecida Rodrigues Plaça, in the Opinion # 006/2005, the Company’s Council Code of Ethical Orientation;

XII. registered as an act of redress to the Chief Executive Officer, Mr. Rubens Ghilardi, and to the Chief Generation and Transmission & Telecommunication Officer, Mr. José Ivan Morozowski, regarding the offensive conduct practiced by the member Maria Aparecida Rodrigues Plaça; and

XIII. approved, by unanimous vote, the review of the deliberation taken in the 69th CAD Extraordinary Meeting, proposal of there is no change in the Elejor Technical Executive Board – Centrais Elétricas do Rio Jordão S.A.

Nothing more to be dealt with, the meeting was closed at 6:30 pm.

5. ATTENDANCIES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Executive Secretary; LAURITA COSTA ROSA; MARIA APARECIDA RODRIGUES PLAÇA; ROGÉRIO DE PAULA QUADROS; SÉRGIO BOTTO DE LACERDA; NELSON FONTES SIFFERT FILHO.

Full text of the Minutes for Copel’s 111th Extraordinary Board of Director’s Meeting was drawn up in the Company’s Book #06, registered with the Board of Trade of Paraná State under #05/095391-5, on August 8th 2005.

RUBENS GHILARDI
Executive Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.